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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Ero Copper Corp.
We consent to the use of our report, dated March 8, 2022, with respect to the consolidated financial statements of Ero Copper Corp. included in this Annual Report on Form 40-F.
/s/ KPMG LLP

Chartered Professional Accountants

March 11, 2022
Vancouver, Canada

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